Exhibit 21.1

Subsidiaries of

SMX (Security Matters) Public Limited Company

Jurisdiction of Incorporation
SMX (Security Matters) Israel Ltd.	Israel
SMX Fashion and Luxury SAS	France
TrueSilver SMX Platform Ltd.	Canada
SMX Beverages PTY LTD(1)	Australia
Yaholama Technologies INC. (2)	Canada
True Gold Consortium PTY Ltd.(1)	Australia
Security Matters PTY Ltd.	Australia
Lionheart III Corp.	Delaware
SMX (Security Matters) Ireland Limited	Ireland
SMX Circular Economy Platform PTE. Ltd.	Singapore

(1) Entity is a wholly owned subsidiary of Security Matters PTY Ltd.

(2) Entity is a wholly owned subsidiary of SMX